Exhibit 2.1

Asset Purchase Agreement

THIS AGREEMENT is made on July 29, 2022 between Gold Express Mines, Inc., with its principal place of business at 6 1/2 N. 2nd Ave. Suite 201, Walla Walla, Washington, 99362 hereinafter the “Seller” and Key Metals Corp. with offices at 240 Crandon Drive, Suite 263, Key Biscayne, Florida 33149, hereinafter the “Buyer”.

IN CONSIDERATION of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Purchase of Assets.

Seller shall sell to Buyer and Buyer shall purchase from Seller, on the terms and conditions set forth in this Agreement, the following mineral exploration projects:

Soldier Creek Project (details and list of claims set forth in Appendix A);
Bell Copper Annex Project (details and list of claims set forth in Appendix B); and
Trout Creek Project (details and list of claims set forth in Appendix C)
(collectively, the “Assets).

This purchase and sale is limited to the Assets specifically set forth in this Agreement.

2. Purchase Price.

The purchase price for the Assets is $1,500,000.

3. Payment of Purchase Price and Allocation of Price

Buyer shall pay for the purchase of the Assets through the issuance of common shares of the Buyer at a price of $0.25 per share totaling 6,000,000 shares for a total value of $1,500,000. The allocation of the purchase price shall be as follows:

Soldier Creek Project	$450,000
Bell Copper Annex Project	$650,000
Trout Creek Project	$400,000

4. Closing and Escrow.

a.	The Closing date shall be August 26, 2022, provided there are no unforeseen delays. Closing shall not be later than ten (10) calendar days after the designated closing date unless a further extension is agreed upon in writing between the Buyer and Seller.

b.	Within thirty (30) days of the closing date all existing mining claims shall be transferred by such means as indicated in the attached Appendices A through C for each of the Projects.

c.	All unpatented claim fees due and outstanding on or before September 1, 2022 shall be paid by the Seller as will all recording fees and other transfer costs.

d.	Buyer shall pay for the claims by the issuance of 6,000,000 shares. Evidence of such issuance shall be provided to the Seller on the Closing Date.

5. Representations of Seller.

Seller covenants and represents:

a.	Right to Sell. That Seller is the sole Owner or Lessee of the Assets with full right to sell or dispose of it as Seller may choose. Other than the Lessor of the Trout Creek Project, no other person or entity has any claim, right, title, interest, or lien in, to, or on the Business or Assets.

b.	Obligations Disclosed. That Seller has no undischarged obligations affecting the Assets being sold under this Agreement.

c.	No Liens. That there are presently and will be at the time of closing, no liens or security interests against the property and Assets being transferred herein.

d.	Consents. Other than the consent to transfer the Leasehold for the Trout Creek Project, no consent from or other approval of a governmental entity, or any other person is necessary in connection with the execution of the Agreement, or the consummation by Seller of the Assets by Buyer in the manner previously conducted by Seller. The independent members of the Board of Directors of the Seller have approved the sale and lease transfer and have approved this agreement.

e.	Licenses. Permits and Consents. There are no licenses or permits currently required by the Seller for the satisfaction of the sale of Assets or execution of this Agreement.

f.	Litigation. There are no actions, suits, proceedings, or investigations pending or, to the knowledge of the Seller, threatened against or involving Seller or brought by Seller or affecting any of the purchased property at law or in equity or admiralty or before or by any federal, state, municipal, or other governmental department, commission, board, agency, or instrumentality, domestic or foreign.

g.	Compliance with Laws. To the best of its knowledge, Seller has complied with and is operating its business in compliance with all laws, regulations, and orders applicable to the business conducted by it, and the present uses by the Seller of the purchased property do not violate any such laws, regulations, and orders. Seller has no knowledge of any material present or future expenditures that will be required with respect to any of Seller’s facilities to achieve compliance with any present statute, law, or regulation, including those relating to the environment or occupational health and safety.

h.	Disclosure. No representation or warranty by the Seller contained in this Agreement, and no statement contained in any certificate or other instrument furnished or to be furnished to Buyer pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact that is necessary in order to make the statements contained therein not misleading.

i.	Environmental. To the best of the knowledge of the Seller there presently is not, nor ever has been, any dumping or storage of toxic, Superfund, or hazardous wastes on the premises. Seller is not aware nor has Seller been notified by any private parties or government agencies of any environmental or reclamation requirements or responsibilities with respect to the properties.

6. Representations of Buyer.

The Buyer covenants and represents to the Seller as follows:

a.	The shares to be issued to the Seller to be delivered at the closing date are validly issued and properly approved by the Board of Directors of the Buyer and issued pursuant to a validly existing exemption from registration.

b.	The transaction contemplated by this agreement has been approved by the Independent Member of the Board of Directors of the Buyer.

7. Appendices.

The Appendices and other documents attached or referred to in this Agreement are an integral part of this Agreement.

8. Entire Agreement.

This Agreement constitutes the sole and only agreement between Buyer and Seller respecting the Business or the sale and purchase of it. This Agreement correctly sets forth the obligations of Buyer and Seller to each other as of its date. Any additional agreements or representations respecting the Business or its sale to Buyer not expressly set forth in this Agreement are null and void, unless otherwise required by law. Both parties agree to waive rights as to any conflicting laws which may nullify this Agreement to the full extent allowable by law.

9. Conditions Precedent of Buyer.

The obligations of the Buyer hereunder are subject to the conditions that on or prior to the closing date:

a.	Representations and Warranties True at Closing. The representations and warranties of the Seller contained in the Agreement or any certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true on and as of the closing date as though such representations and warranties were made at and as of such date, except if such representations and warranties were made as of a specified date and such representations and warranties shall be true as of such date.

b.	Seller’s Compliance with Agreement. The Seller shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the closing of the Agreement.

c.	Adverse Change. There shall have been between the purchase date and the closing date no material adverse change in the purchased Assets.

10. Arbitration.

In the event the parties are not able to resolve any dispute between them arising out of or concerning this Agreement, or any provisions hereof, whether in contract, tort, or otherwise at law or in equity for damages or any other relief, then such dispute shall be resolved only by final and binding arbitration pursuant to the Federal Arbitration Act and in accordance with the American Arbitration Association rules then in effect, conducted by a single neutral arbitrator and administered by the American Arbitration Association in a location mutually agreed upon by the parties. The arbitrator’s award shall be final, and judgment may be entered upon it in any court having jurisdiction. In the event that any legal or equitable action, proceeding or arbitration arises out of or concerns this Agreement, the prevailing party shall be entitled to recover its costs and reasonable attorney’s fees. The parties agree to arbitrate all disputes and claims in regards to this Agreement or any disputes arising as a result of this Agreement, whether directly or indirectly, including Tort claims that are a result of this Agreement. The parties agree that the Federal Arbitration Act governs the interpretation and enforcement of this provision. The entire dispute, including the scope and enforceability of this arbitration provision shall be determined by the Arbitrator. This arbitration provision shall survive the termination of this Agreement.

11. Costs and Expenses.

Except as expressly provided to the contrary in this Agreement, each party shall pay all of its own costs and expenses incurred with respect to the negotiation, execution and delivery of this Agreement and the exhibits hereto.

12. Miscellaneous Provisions.

a.	Applicable Law. This Agreement shall be construed under and in accordance with the laws of the State of Florida.

b.	Parties Bound. This Agreement shall be binding on and inure to the benefit of the parties to this Agreement and their respective heirs, executors, administrators, legal representatives, successors and assigns as permitted by this Agreement.

c.	Legal Construction. This Agreement shall be construed as to effectuate the intended purpose of the Agreement. In the event any one or more of the provisions contained in this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, this Agreement shall be modified to otherwise effectuate the sale under the original intentions of the Parties. This may include striking the invalid, illegal, or unenforceable provision as if they had never been contained in this Agreement, or modifying the invalid, illegal or unenforceable provisions to make them compliant without modifying the original purpose of the Parties.

d.	Amendments. This Agreement may be amended by the Parties only by a written agreement.

e.	Attorneys’ Fees. Should any arbitration or litigation be commenced between the parties to this Agreement concerning the rights and duties of either party in relation to the Business or this Agreement, the prevailing party in the arbitration or litigation shall be entitled to (in addition to any other relief that may be granted) a reasonable sum and attorneys’ fees in the arbitration or litigation, which sum shall be determined by the court or other person presiding in the arbitration or litigation or in a separate action brought for that purpose.

f.	Signatories. This Agreement shall be executed on behalf of Key Metals Corp. by Cesar Lopez and on behalf of Gold Express Mines, Inc. by John Ryan. The Agreement shall be effective as of the date first written above.

Seller:

Gold Express Mines, Inc.

By:	/s/ John P. Ryan	Date: Aug. 23, 2022
John Ryan, CEO

Buyer:

Key Metals Corp.

By:	/s/ Cesar Lopez	Date: Aug. 23, 2022
Cesar Lopez, CEO

Appendix A.

TROUT CREEK COPPER-SILVER PROJECT

The Trout Creek claim package consists of 54 unpatented lode mining claims that cover the majority of the mineralized portions of the Revett Formation which outcrop in the north limb of the Trout Creek anticline. The claims have been fully paid for the period from September 1, 2022 until August 31, 2023.

The Seller holds the property under a long-term lease. The lease is held in the name of KM USA Holdings, Inc., a newly formed Colorado corporation which is 100% owned by the Seller. The existing lease is included in the summary package of materials separately provided to the Buyer. At the closing this lease will be either assigned to the Buyer with the approval of the underlying claim owner, Lightning Creek Resources Corp. OR alternately, the shares of KM USA Holdings, Inc. could be transferred to the Buyer by the Seller.

Trout Creek Copper-Silver Project Claims Description

Claims are the “TCCU 1” though “TCCU 54” totaling 54 claims (1080 acres). Corresponding BLM serial numbers are MT105257837 through MT105257890.

Appendix B.

BELL COPPER ANNEX PROJECT

Gold Express Mines, Inc (GEM) became aware in February, 2022 of a new porphyry discovery called Big Sandy near Wikieup, Arizona by Bell Copper, a Canadian exploration company. The company is headed up by Tim Walsh, a PhD porphyry copper geologist, and former Chief Geologist for Rio Tinto at their Resolution Copper Project east of Phoenix. Big Sandy is postulated to be a detached ore body from the Diamond Joe copper occurrence, 13 km to the SW.

The Bell Copper Annex claim package consists of 79 unpatented lode mining claims to the west of the Big Sandy discovery. The claims have been fully paid for the period from September 1, 2022 until August 31, 2023. The Buyer and its consultants strongly believe it is possible that Bell Copper left some ground open as the bounds of their new discovery is not yet fully delineated. Additionally, Bell Copper seems to be considering the possibility of an in-sutu recovery (ISR) operation which will require a large amount of additional ground around the new discovery.

Within thirty days of the closing the unpatented mining claims will be transferred via quitclaim deed to the Buyer or a designated subsidiary of the Buyer.

Bell Copper Annex Project Claims Description

Claims are the “BS 1” through “BS 79” totaling 79 claims (1580 acres). Corresponding BLM serial numbers are AZ105763737 through AZ105763815.

Appendix C.

SOLDIER CREEK PROJECT

The Seller recently became aware of prospective open ground in the State of Utah in an area called Soldier Creek. This area has been looked upon by a number of major companies in the past as a potential copper porphyry center of mineralization. However, it remains largely untested by drilling. The Seller believes that in this new era of copper supply/demand imbalances this project area will receive renewed exploration.

The Soldier Creek possible porphyry lies on the southwest side of a belt of porphyry-driven mineralization which includes (from east to west) Park City, Alta, Mercur, Bingham Canyon, Ophir, and Stockton. Note that the massive Bingham Canyon deposit is the largest man-made excavation in the world and covers nearly 2000 acres. The mine has been operating since 1906 and is the largest copper mine by total production in world history.

The Soldier Creek claim package currently consists of 30 unpatented lode mining claims staked over one of the main areas which are prospective for mineralization and 100% owned by the Seller. These claims have been fully paid for the period from September 1, 2022 until August 31, 2023.

Within thirty days of the closing the unpatented mining claims will be transferred via quitclaim deed to the Buyer or a designated subsidiary of the Buyer. Also, within thirty days of the closing the Seller will at its expense locate and pay through August, 2023 for a further 40 claims to be staked on highly prospective areas of the Project bringing the total claim package to 70 claims. The Seller will continue to assist the Buyer with expansion of the claim package through staking and acquisition of state mineral leases which are nearby and are low cost.

Soldier Creek Project Claims Description

Claims are the “Soldier 1” through “Soldier 73” totaling 73 claims (1460 acres). The claims are currently in process of being filed with Toole County in Utah and with the Utah BLM. The serial numbers with BLM will be available by September 15, 2022 and disclosed to the Buyer.